Exhibit 99.3

Washington Federal.
invested here.

Deposit Acquisition Summary
As of July 18, 2013

Forward Looking Statements:

This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are based upon the current beliefs and expectations of Washington Federal's management and are subject to significant risks and uncertainties. The forward-looking statements in this presentation speak only as of the date of the presentation, and Washington Federal assumes no duty, and does not undertake, to update them. Actual results or future events could differ, possibly materially, from those that we anticipated in these forward-looking statements.

Expanding network in several key markets:

51 acquired branches are mainly located in micropolitan areas. Similar locations have been successful for WAFD in the past.

<u>Branches by State:</u>
Washington: 19
Idaho: 15
Oregon: 6
New Mexico: 11



Seattle
Portland
WA
OR
ID
MT
WY
NV
UT
CA
CO
AZ
NM
Sacramento
San Francisco
Oakland
San Jose
Fresno
Las Vegas
Los Angeles
San Diego
Phoenix
Mesa
Tucson
Albuquerque
Denver
Colorado Springs
El Paso
Mexico

Green: WAFD existing branches
Red: B of A branches to be acquired

Washington Federal.
invested here.
3

Acquired Deposit Mix:

As of March 31, 2013



Washington Federal.
invested here.

Proforma Combined Deposit Mix:

Dollars in thousands, As of March 31, 2013

	WAFD	Acquired Deposits	Proforma Combined Deposits
Interest Checking	$ 838,356	$ 362,232	$ 1,200,588
Non-Interest Checking	437,533	381,087	818,620
Passbook Savings	366,339	193,678	560,017
Money Market Accounts	1,914,388	502,493	2,416,881
Certificates	5,595,609	313,604	5,909,213
	$ 9,152,225	$ 1,753,094	$ 10,905,319
Weighted Average Interest Rate	0.73%	0.15%	0.64%
Transaction Accounts	38.9%	82.1%	45.8%
Time Deposits	61.1%	17.9%	54.2%

Washington Federal.
invested here.

Transaction Summary:

Transaction type: Acquisition of deposit liabilities, related performing loans, and 51 branch properties at net book value

ATMs acquired: 65 ATMs, including remote locations

Premium: 2.60% of the $1.8 billion of deposits

Expected tangible book value dilution: $0.53 per share

Expected tangible book value dilution earn-back: < 2 years

Approvals required: Regulatory

Washington Federal.
invested here.

Transaction Summary:

Total loans: $10.9 million, weighted average rate of 6.5%.

Investment assumption: Earn back calculation based on investing net proceeds into a mix of high quality investments yielding ~ 2.55%.

Timing: Expected to close in the fourth calendar quarter of 2013.

Cost savings: None. Expected to add staff and expense to service the higher transaction volumes associated with the low-cost deposits.

Earnings impact: Expected to be accretive to earnings immediately.

Capital impact: Proforma tangible common equity to tangible asset ratio 11.21%.

Interest rate risk: Expected to reduce interest rate risk in a rising rate environment.

Washington Federal.
invested here.

Branch Listing:

Oregon:

Hermiston
Hood River
La Grande
Milton-Freewater
Ontario
The Dalles

Idaho:

Boise (4)
Gooding
Hailey
Idaho Falls
Ketchum
Nampa
Osburn
Payette
Pocatello
Salmon
Sandpoint
Twin Falls

Washington:

Clarkston
Cle Elum
Chelan
Chewelah
Colfax
Colville
Dayton
Deer Park
Leavenworth
Moses Lake
Newport
Odessa
Omak
Pullman
Quincy
Republic
Walla Walla
Wenatchee (2)

New Mexico:

Angel Fire
Chama
Clovis (2)
Espanola
Hobbs (1)
Raton
Roswell
Silver City (2)
Socorro

Washington Federal.
invested here.

Questions:

If you have additional questions please contact us directly at:

Washington Federal, Inc.
425 Pike Street, Seattle, WA 98101
Cathy Cooper , Senior Vice President
Investor Relations
206-777-8246
cathy.cooper@wafd.com

Washington Federal.
invested here.

Washington Federal.
invested here.

NASDAQ: WAFD